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03 FEB 24 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveill
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	212-656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	February 20, 2003 Time: 4:45 p.m. MDT
Number of Pages (including Cover)	3

03003930

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

SUPPL

Re: News Release

Please see attached news release scheduled to cross the Canada News Wire immediately:

NEB Denies TransCanada's Review and Variance Request

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: ______

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dw 3/25

TransCanada
In business to deliver™

NewsRelease

NEB Denies TransCanada's Review and Variance Request

CALGARY, Alberta – February 20, 2003 – (TSX: TRP) (NYSE: TRP) – The National Energy Board (NEB) today released its decision denying TransCanada PipeLines Limited's request for a *Review and Variance* of the NEB's RH-4-2001 Decision on TransCanada's Fair Return application. In September 2002, TransCanada requested the NEB review and vary its June 2002 Decision.

"We are disappointed with the NEB's Decision," said Hal Kvisle, TransCanada's chief executive officer. "We are currently reviewing the Decision and evaluating our options."

In the RH-4-2001 Decision the NEB chose not to adopt the after-tax weighted-average cost of capital (ATWACC) methodology. It granted a rate of return on common equity for TransCanada's Canadian Mainline of 9.61 per cent for 2001 and 9.53 per cent for 2002 on deemed common equity of 33 per cent.

"In our opinion, the RH-4-2001 Decision does not recognize the long-term business risks of our Canadian Mainline, nor does it recognize the unattractive returns earned by Canadian regulated pipelines relative to those available in the broader North American marketplace," said Mr. Kvisle. "We have concerns about the long-term implications of a financial return that discourages investment in existing Canadian gas transmission systems."

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and

with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

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RECEPTION OK

TX/RX NO	8422
CONNECTION TEL	403 920 2467
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CONNECTION ID	
ST. TIME	02/20 18:39
USAGE T	01'00
PGS.	3
RESULT	OK